Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Eagle Bancorp Montana Inc., of our report dated March 11, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Eagle Bancorp Montana, Inc., which report appears in the Annual Report on Form 10-K of Eagle Bancorp Montana Inc. for the year ended December 31, 2019 (and expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness).

/s/ Moss Adams LLP

Everett, Washington

May 29, 2020